Press Release

HARVEST OPERATIONS CORP. ANNOUNCES CAPITAL EXPENDITURE PROGRAM OF $770 MILLION FOR 2012

CALGARY, ALBERTA – DECEMBER 5, 2011: Harvest Operations Corp. (“Harvest” or the “Company”) (TSX: HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) announces that the Board of Directors has approved a capital expenditure budget for 2012 of $770 million. All figures reported herein are in Canadian dollars unless otherwise stated.

Harvest has established a capital expenditure budget of $770 million for 2012 comprised of $650 million for Upstream oil & gas production, including $215 million for continued development of the BlackGold oil sands project, and $120 million for the Downstream refining and marketing business. “With the results achieved to date in combination with the capital program for 2012, we are well positioned to continue to maximize the value from our extensive asset base” said John Zahary, Harvest’s President and CEO. “Given that our Upstream business is performing well in the current economic environment due to the high liquids weighting in our production, Harvest is expected to generate sufficient cash flow to fund the 2012 capital program.”

UPSTREAM

Harvest’s capital expenditures budget for the Upstream operations (excluding BlackGold) is $435 million for 2012. Of the Upstream budget, approximately 65% will be allocated to drilling activities. Harvest intends to drill 155 wells for the year with most of the activity taking place within the first few months of the year, as Harvest has a very active winter drilling program. We will also continue investment in Enhanced Oil Recovery (EOR) and optimization activities with approximately 15% of the Upstream budget.

Our focus will continue to be on our oil weighted and liquids rich natural gas assets as our asset base is predominantly large pools of light/medium and heavy crude oils which have significant opportunity for development. This is complemented by liquids-rich natural gas opportunities that have attractive economics despite low natural gas prices. We expect production volume from the Upstream operations to average 60,000 boe/d for 2012.

Harvest has allocated 2012 capital expenditure spending of $215 million for the BlackGold oil sands project. The focus of the capital spending budget for BlackGold will continue to be on facility construction and an active drilling program in which 30 SAGD wells (15 well pairs) are planned. First oil production is expected in 2014 and we anticipate ERCB approval for the 20,000 bpd Phase 2 of the project in 2012.

Cost guidance for 2012 includes royalties at 16% of revenue, operating costs to average approximately $15.00/boe and General & Administrative costs averaging $2.80/boe.

DOWNSTREAM

Capital expenditures for our Downstream business will be $120 million during 2012. The Downstream spending for 2012 is significantly less than 2011 as we completed a considerable turnaround and maintenance project during 2011 and there is no scheduled downtime until 2013.

Within the Downstream budget, approximately 50% is allocated for Debottleneck projects involving low cost and simple debottlenecking of existing process units to enhance distillate yields, improve operating costs, energy efficiency and operating reliability. We have also budgeted approximately 25% for mandatory maintenance projects with the remainder on smaller value-add projects. For the year 2012, we anticipate throughput to average 106,000 bbl/d, with operating costs and purchased energy costs aggregating to approximately $7.00/bbl.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 2	December 5, 2011

CORPORATE PROFILE

Harvest is a wholly-owned subsidiary of Korea National Oil Corporation (“KNOC”). Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with Upstream (exploration, development and production of crude oil and natural gas) and Downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our Upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR & MEDIA CONTACTS:	CORPORATE HEAD OFFICE:
John Zahary, President & CEO	Harvest Operations Corp.
Kari Sawatzky, Manager, Investor Relations	2100, 330 – 5th Avenue S.W.
Toll Free Investor Mailbox: (866) 666-1178	Calgary, AB Canada T2P 0L4
Email: information@harvestenergy.ca	Phone: (403) 265-1178
Website: www.harvestenergy.ca